Exhibit 99.2

RESOLUTIONS FROM GENERAL EXTRAORDINARY SHAREHOLDER’S
MEETING

ITEM _.- SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Date:	Type of Meeting:	Number of Votes given on each item of the agenda:	Matters Voted:
August 31, 2007	General Extraordinary Shareholders´ Meeting	Votes in favor: 2,840,625,823 Votes against or withheld: 0 Abstentions: 0 Non-attendance: 82,491,918 Broker Non-Votes: Not Applicable	Please see below.

First Item of the Agenda:

Sole Resolution:

Approval of the report presented during this Meeting with respect to the capital structure of Axtel S.A.B. de C.V. (the “Company”).

Second Item of the Agenda:

First Resolution:

Approval of a split of all of the Company’s outstanding shares and, consequently, the issuance and distribution to the Company’s shareholders, of three (3) new shares in exchange for each existing share of the same class and series, without any payment, and without considering this as a capital stock increase.  This stock split will be effective as of the date determined either by the Board of Directors, the Chairman of the Board of Directors or by any of the Special Delegates appointed at this Meeting.

Second Resolution:

As a consequence of the stock split described above, approval of the issuance of 8,769,353,223 new shares, which shall be considered as fully paid and non assessable and shall be delivered to the Company’s shareholders pursuant to the Fifth Resolution of this Meeting.

Third Resolution:

As a consequence of the split of Company’s outstanding shares, approval for the Company’s capital stock to be represented as of the date of effectiveness of the resolutions of this Meeting, by an aggregate amount of 8,769,353,223 shares; such increase in the number of shares will not modify the amount of the capital stock of the Company.

Fourth Resolution:

Approval to reflect the increase in the number of shares issued as a result of the stock split in the appropriate section of Clause Six of the Company’s bylaws and, consequently, to amend such Clause Six as of the effective date of this Meeting’s resolutions.

Fifth Resolution:

Approval for the Company to deliver to its shareholders, in the applicable proportion, 3 (three) new shares in exchange for each share held by each of the shareholders on the date in which the resolutions adopted herein become effective.

Sixth Resolution:

Approval to deliver the shares resulting from the split for their exchange and cancellation to be carried out in favor of the Company’s shareholder, through the prior delivery by such shareholders of their existing share certificates, either physically or through their transfer, directly or through S.D. Indeval, S.A. de C.V., security deposit institution.

Seventh Resolution:

Authorization of the Company, through its representatives, to sign and subscribe one or more definitive share certificates evidencing such stock split, and that such share certificates be delivered to the Company’s shareholders directly (when applicable) or to the authorized depositary institution for their deposit and custody, for their subsequent delivery or transfer to the Company’s shareholders; it being understood that the depositary institution shall deliver to the Company, either directly or through the depositary, for their cancellation, the share certificates which are to be exchanged and that evidence the shares representing the Company’s capital.

Eighth Resolution:

Appointment of Messrs. Federico Gil Chaveznava, Rodolfo Paez Gonzalez, Fernando Duran Platt, Ricardo Maldonado Yanez, Martin Sanchez Breton, Jaime Alejandro Agudelo Suarez and Andres Osornio Ocaranza, to perform any and all acts that may be deemed necessary to record, exchange and/or deposit the share certificates as referred to in the Sixth and Seventh Resolutions above.

Ninth Resolution:

Delegation and authorization for either, the Board of Directors, the Chairman of the Board or the Special Delegates of this Meeting: (i) to determine the effective date of the stock split; (ii) to carry out the decision-making process and the execution of all documents deemed necessary or appropriate for such stock split to become effective; and (iii) to execute and carry out any and all appropriate or convenient actions in connection with such stock split.

Appointment of Messrs. Tomas Milmo Santos, Patricio Jimenez Barrera and Jose Antonio Velasco Carmona as Special Delegates to this Meeting, to whom it is granted a general power of attorney with respect to its capacities, but special with respect to its purpose in order to perform, among others, all necessary or appropriate actions related to or in connection with the stock split pursuant to the resolutions approved in this Meeting.

Tenth Resolution:

Authorization and instruction for the Secretary of the Board, as deemed appropriate: (i) to issue the share certificates evidencing the shares arising from the stock split, (ii) to carry out the exchange of the share certificates related to the stock split in favor of any holder of such stock and (iii) to carry out the respective entries in the Company’s shares ledger book.

Eleventh Resolution:

Approval for the Company to coordinate with NAFIN, as trustee, to carry out any and all actions related with the issuance and delivery to CPO holders, with no need of payment, of 3 (three) new CPOs in exchange for the delivery of each CPO held by each of them and which shall be delivered by the trustee in favor of each one of such holders, taking into consideration the number of CPOs to which they are entitled on the date on which the delivery takes place.

Third Item of the Agenda:

Sole Resolution:

Appointment of Messrs. Tomas Milmo Santos, Federico Gil Chaveznava, Alberto Jesus Morales Martinez and Rodolfo Paez Gonzalez to appear before the Notary Public of their choice to formalize the minute from this Meeting.